Exhibit 99.1

Endurance International Group Reports 2020 Third Quarter Results

•	GAAP revenue of $278.4 million

•	Net income of $6.7 million

•	Adjusted EBITDA of $78.7 million

•	Cash flow from operations of $54.6 million

•	Free cash flow of $42.6 million

•	Total subscribers on platform were approximately 4.965 million at September 30, 2020

BURLINGTON, MA (November 2, 2020) — Endurance International Group Holdings, Inc. (NASDAQ: EIGI), a leading provider of cloud-based platform solutions designed to help small and medium-sized businesses succeed online, today reported financial results for its third quarter ended September 30, 2020.

In light of Endurance’s announcement this morning of its agreement to be acquired by affiliates of Clearlake Capital Group L.P., the Company does not intend to hold a conference call on Thursday, November 5, 2020 to discuss third quarter 2020 financial results as previously announced.

Third Quarter 2020 Financial Highlights

As previously disclosed, the Company completed the sale of SinglePlatform on December 5, 2019. For year over year comparative purposes, selected figures presented below do not adjust for the sale of SinglePlatform unless noted.

•

Revenue for the third quarter of 2020 was $278.4 million, an increase of 3 percent compared to revenue of $270.4 million in the third quarter of 2019, excluding SinglePlatform. Revenue in the third quarter of 2019 was $277.2 million, including the contribution of approximately $6.8 million from SinglePlatform.

•	Net income for the third quarter of 2020 was $6.7 million, or $0.05 per diluted share, compared to net income of $7.8 million, or $0.05 per diluted share, for the third quarter of 2019.

•

Adjusted EBITDA for the third quarter of 2020 was $78.7 million, a decrease of 1 percent compared to third quarter 2019 adjusted EBITDA of $79.6 million, excluding SinglePlatform. Adjusted EBITDA in the third quarter of 2019 was $80.6 million, including the contribution of approximately $1.1 million from SinglePlatform.

•	Cash flow from operations for the third quarter of 2020 was $54.6 million, an increase of 33 percent compared to $41.0 million for the third quarter of 2019.

•

Free cash flow, defined as cash flow from operations less capital expenditures and financed equipment obligations, for the third quarter of 2020 was $42.6 million, an increase of 53 percent compared to $27.8 million for the third quarter of 2019.

•

Under its previously announced authorization, during 2020, the Company repurchased 8,708,720 shares for a total of $14.4 million, at an average price per share of $1.66. The Company did not make any repurchases during the third quarter of 2020.

Third Quarter 2020 Operating Highlights

•

Total subscribers on platform at September 30, 2020 were approximately 4.965 million, compared to approximately 4.780 million subscribers at September 30, 2019 and approximately 4.766 million subscribers at December 31, 2019. See “Total Subscribers” below.

•

Average revenue per subscriber, or ARPS, for the third quarter of 2020 was $18.86, compared to $19.35 for the third quarter 2019 and $19.34 for the fourth quarter of 2019. See “Average Revenue Per Subscriber” below.

Adjusted EBITDA and free cash flow are non-GAAP financial measure. Please see “Non-GAAP Financial Measures” below.

About Endurance International Group

Endurance International Group Holdings, Inc. (NASDAQ:EIGI) helps millions of small businesses worldwide with products and technology to enhance their online web presence, email marketing, business solutions, and more. The Endurance family of brands includes: Constant Contact, Bluehost, HostGator and Domain.com, among others. Headquartered in Burlington, Massachusetts, Endurance employs approximately 3,800 people across the United States, Brazil, India and the Netherlands. For more information, visit: www.endurance.com.

Endurance International Group and the compass logo are trademarks of The Endurance International Group, Inc. Constant Contact, the Constant Contact logo and other brand names of Endurance International Group are trademarks of The Endurance International Group, Inc. or its subsidiaries.

Investor Contact:

Angela White

Endurance International Group

(781) 852-3450

ir@endurance.com

Press Contact:

Kristen Andrews

Endurance International Group

(781) 418-6716

press@endurance.com

Non-GAAP Financial Measures

In addition to our financial information presented in accordance with GAAP, we use adjusted EBITDA and free cash flow, which are non-GAAP financial measures, to evaluate the operating and financial performance of our business, identify trends affecting our business, develop projections and make strategic business decisions. In this press release, we are also presenting the following additional non-GAAP financial measures for certain periods: revenue - excluding SinglePlatform and adjusted EBITDA - excluding SinglePlatform. A non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flow that excludes amounts that are included in the most directly comparable measure calculated and presented in accordance with GAAP or includes amounts that are excluded from the most directly comparable measure calculated and presented in accordance with GAAP.

Our non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate non-GAAP financial results differently. In addition, there are limitations in using non-GAAP financial measures because they are not prepared in accordance with GAAP and exclude expenses that may have a material impact on our reported financial results. For example, adjusted EBITDA excludes interest expense, which has been and will continue to be for the foreseeable future a significant recurring expense in our business. The presentation of non-GAAP financial information is not meant to be considered in isolation from, or as a substitute for, the most directly comparable financial measures prepared in accordance with GAAP. We urge you to review the additional information about our non-GAAP measures shown below, including the reconciliations of these non-GAAP financial measures to their comparable GAAP financial measures, and not to rely on any single financial measure to evaluate our business.

Revenue - excluding SinglePlatform is a non-GAAP financial measure that we calculate as revenue excluding revenue contributed by our SinglePlatform business, which we sold on December 5, 2019. We believe that this measure helps investors evaluate and compare our past performance excluding the impact of a non-core business that we have sold.

Adjusted EBITDA is a non-GAAP financial measure that we calculate as net (loss) income, excluding the impact of interest expense (net), income tax expense (benefit), depreciation, amortization of other intangible assets, stock-based compensation, restructuring expenses, transaction expenses and charges, gain on sale of business, (gain) loss of unconsolidated entities, impairment of goodwill and other long-lived assets, and shareholder litigation reserve. We view adjusted EBITDA as a performance measure and believe it helps investors evaluate and compare our core operating performance from period to period.

Adjusted EBITDA - excluding SinglePlatform is a non-GAAP financial measure that we calculate as adjusted EBITDA less adjusted EBITDA contributed by our SinglePlatform business, which we sold on December 5, 2019. Adjusted EBITDA contributed by our SinglePlatform business excludes the impact of corporate costs that we had allocated to SinglePlatform. We believe that this measure helps investors evaluate and compare our past performance excluding the impact of a non-core business that we have sold.

Free Cash Flow, or FCF, is a non-GAAP financial measure that we calculate as cash flow from operations less capital expenditures and financed equipment. We believe that FCF provides investors with an indicator of our ability to generate positive cash flows after meeting our obligations with regard to capital expenditures (including financed equipment).

Key Operating Metrics

Total Subscribers - We define total subscribers as the approximate number of subscribers that, as of the end of a period, are identified as subscribing directly to our products on a paid basis, excluding accounts that access our solutions via resellers or that purchase only domain names from us. Subscribers of more than one brand, and subscribers with more than one distinct billing relationship or subscription with us, are counted as separate subscribers. Total subscribers for a period reflects adjustments to add or subtract subscribers as we integrate acquisitions and/or are otherwise able to identify subscribers that meet, or do not meet, this definition of total subscribers. In the third quarter of 2020, no such adjustments were made.

Average Revenue Per Subscriber (ARPS) - We calculate ARPS as the amount of revenue we recognize in a period, including marketing development funds and other revenue not received from subscribers, divided by the average of the number of total subscribers at the beginning of the period and at the end of the period, which we refer to as average subscribers for the period, divided by the number of months in the period. See definition of “Total Subscribers” above. ARPS does not represent an exact measure of the average amount a subscriber spends with us each month, since our calculation of ARPS is impacted by revenues generated by non-subscribers.

Endurance International Group Holdings, Inc.

Consolidated Balance Sheets (in thousands, except share and per share amounts)

	December 31, 2019	September 30, 2020
		(unaudited)
Assets
Current assets:
Cash and cash equivalents	$111,265	$167,315
Restricted cash	1,732	1,422
Accounts receivable	10,224	9,823
Prepaid domain name registry fees	55,237	58,377
Prepaid commissions	38,435	42,042
Prepaid and refundable taxes	6,810	5,175
Prepaid expenses and other current assets	23,883	22,748

Total current assets	247,586	306,902
Property and equipment—net	85,925	88,349
Operating lease right-of-use assets	90,519	83,224
Goodwill	1,835,310	1,852,780
Other intangible assets—net	245,002	207,579
Deferred financing costs—net	1,778	1,119
Investments	15,000	15,000
Prepaid domain name registry fees, net of current portion	11,107	12,808
Prepaid commissions, net of current portion	48,780	60,864
Deferred tax asset	64	232
Other assets	3,015	2,923

Total assets	$2,584,086	$2,631,780

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$10,054	$13,670
Accrued expenses	64,560	72,534
Accrued taxes	251	461
Accrued interest	23,434	12,360
Deferred revenue	369,475	388,500
Operating lease liabilities—short term	21,193	18,090
Current portion of notes payable	31,606	31,606
Current portion of financed equipment	790	2,447
Deferred consideration—short term	2,201	7,790
Other current liabilities	2,165	2,846

Total current liabilities	525,729	550,304
Long-term deferred revenue	99,652	105,418
Operating lease liabilities—long term	78,151	74,461
Notes payable—long term, net of original issue discounts of $16,859 and $13,101 and deferred financing costs of $25,690 and $20,210, respectively	1,649,867	1,623,171
Financed equipment—long term	—	202
Deferred tax liability	27,097	34,864
Deferred consideration—long term	—	7,087
Other liabilities	6,636	13,552

Total liabilities	2,387,132	2,409,059

Stockholders’ equity:
Preferred Stock—par value $0.0001; 5,000,000 shares authorized; no shares issued or outstanding	—	—
Common Stock—par value $0.0001; 500,000,000 shares authorized; 146,259,868 and 147,570,072 shares issued at December 31, 2019 and September 30, 2020, respectively; 146,259,868 and 141,507,297 outstanding at December 31, 2019 and September 30, 2020, respectively	15	16
Additional paid-in capital	996,958	1,021,621
Treasury stock, at cost, 0 and 6,062,775 shares at December 31, 2019 and September 30, 2020, respectively	—	(10,048)
Accumulated other comprehensive loss	(4,088)	(1,965)
Accumulated deficit	(795,931)	(786,903)

Total stockholders’ equity	196,954	222,721

Total liabilities and stockholders’ equity	$2,584,086	$2,631,780

Endurance International Group Holdings, Inc.

Consolidated Statements of Operations and Comprehensive Income (Loss)

(unaudited)

(in thousands, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2020	2019	2020
Revenue	$277,193	$278,426	$836,080	$824,607
Cost of revenue (including impairment of $0 and $17,892 for the three and nine months ended September 30, 2019, respectively)	120,755	116,662	384,196	345,991

Gross profit	156,438	161,764	451,884	478,616

Operating expense:
Sales and marketing	59,143	63,651	191,221	193,904
Engineering and development	28,257	28,425	77,299	79,958
General and administrative	30,309	31,160	92,826	90,937
Gain on sale of intangible assets	—	—	—	(2,365)
Transaction expenses	—	461	—	461

Total operating expense	117,709	123,697	361,346	362,895

Income from operations	38,729	38,067	90,538	115,721

Other income (expense):
Interest income	305	153	910	485
Interest expense	(36,057)	(29,959)	(110,308)	(93,879)

Total other expense—net	(35,752)	(29,806)	(109,398)	(93,394)

Income (loss) before income taxes	2,977	8,261	(18,860)	22,327
Income tax (benefit) expense	(4,839)	1,587	3,040	13,299

Net income (loss)	$7,816	$6,674	(21,900)	9,028

Comprehensive income (loss):
Foreign currency translation adjustments	(1,001)	1,245	(1,054)	1,122
Unrealized gain (loss) on cash flow hedge, net of tax benefit (expense) of $(70) and $200 for the three and nine months ended September 30, 2019, respectively, and $(92) and $(323) for the three and nine months ended September 30, 2020, respectively	240	286	(611)	1,001

Total comprehensive income (loss)	$7,055	$8,205	$(23,565)	$11,151

Basic net income (loss) per share	$0.05	$0.05	$(0.15)	$0.06

Diluted net income (loss) per share	$0.05	$0.05	$(0.15)	$0.06

Weighted-average common shares used in computing net income (loss) per share:

Basic	145,951,755	141,680,469	144,932,834	143,552,324

Diluted	146,301,595	147,178,734	144,932,834	147,334,403

Endurance International Group Holdings, Inc.

Consolidated Statements of Cash Flows

(unaudited)

(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2020	2019	2020
Cash flows from operating activities:
Net income (loss)	$7,816	$6,674	$(21,900)	$9,028
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of property and equipment	11,280	12,824	33,385	38,266
Amortization of other intangible assets	21,668	17,813	64,137	52,406
Impairment of long-lived assets	—	—	17,892	—
Amortization of deferred financing costs	1,822	1,978	5,331	5,770
Amortization of net present value of deferred consideration	23	331	143	376
Amortization of original issue discounts	1,138	1,255	3,336	3,622
Stock-based compensation	9,143	9,547	27,513	28,978
Deferred tax expense	(685)	1,012	1,942	6,467
Loss on sale of assets	(8)	—	128	—
Gain on sale of intangible assets	—	—	—	(2,365)
Loss on early extinguishment of debt	—	—	—	83
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	827	1,743	34	893
Prepaid and refundable taxes	(6,633)	108	(5,908)	1,620
Prepaid expenses and other current assets	2,780	(1,979)	5,108	(20,069)
Leases right-of-use asset, net	(258)	201	395	519
Accounts payable and accrued expenses	(8,357)	(3,858)	(23,492)	4,416
Deferred revenue	395	6,920	7,636	27,222

Net cash provided by operating activities	40,951	54,569	115,680	157,232

Cash flows from investing activities:
Businesses acquired in purchase transactions, net of cash acquired	(8,875)	(16,998)	(8,875)	(16,998)
Purchases of property and equipment	(10,632)	(10,264)	(26,796)	(30,273)
Proceeds from sale of assets	1	—	1	—
Proceeds from sale of intangible assets	—	—	—	2,705

Net cash used in investing activities	(19,506)	(27,262)	(35,670)	(44,566)

Cash flows from financing activities:
Repayments of term loans	(25,000)	(7,902)	(75,000)	(23,705)
Repayments of senior notes	—	—	—	(11,807)
Purchase of treasury stock	—	—	—	(14,428)
Principal payments on financed equipment	(2,471)	(1,749)	(6,332)	(4,723)
Payment of deferred consideration	—	—	(2,500)	(1,500)
Proceeds from exercise of stock options	4	53	26	66

Net cash used in financing activities	(27,467)	(9,598)	(83,806)	(56,097)

Net effect of exchange rate on cash and cash equivalents and restricted cash	(331)	203	(483)	(829)

Net (decrease) increase in cash and cash equivalents and restricted cash	(6,353)	17,912	(4,279)	55,740
Cash and cash equivalents and restricted cash:
Beginning of period	92,650	150,825	90,576	112,997

End of period	$86,297	$168,737	$86,297	$168,737

Supplemental cash flow information:
Interest paid	$42,533	$35,169	$110,886	$93,773
Income taxes paid	$991	$1,091	$1,715	$4,296
Assets acquired under equipment financing	$—	$—	$—	$7,704

GAAP to Non-GAAP Reconciliation - Adjusted EBITDA

The following table presents a reconciliation of net (loss) income calculated in accordance with GAAP to adjusted EBITDA (all data in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2020	2019	2020
Net income (loss)	$7,816	$6,674	$(21,900)	$9,028
Interest expense, net(1)	35,752	29,806	109,398	93,394
Income tax (benefit) expense	(4,839)	1,587	3,040	13,299
Depreciation	11,280	12,824	33,385	38,266
Amortization of other intangible assets	21,668	17,813	64,137	52,406
Stock-based compensation	9,143	9,547	27,513	28,978
Restructuring expenses	(193)	33	2,005	1,749
Gain on sale of intangible assets	—	—	—	(2,365)
Gain on sale of business	—	—	—	—
Transaction expenses and charges	—	461	—	461
Impairment of goodwill and other long-lived assets	—	—	17,892	—
Shareholder litigation reserve	—	—	—	—

Adjusted EBITDA	$80,627	$78,745	$235,470	$235,216

(1)	Interest expense includes impact of amortization of deferred financing costs, original issuance discounts and interest income.

GAAP to Non-GAAP Reconciliation – Free Cash Flow

The following table reflects the reconciliation of cash flow from operations to free cash flow (“FCF”) (all data in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2020	2019	2020
Cash flows from operations	$40,951	$54,569	$115,680	$157,232
Less:
Capital expenditures and financed equipment obligations(1)	(13,103)	(12,013)	(33,128)	(34,996)

Free cash flow	$27,848	$42,556	$82,552	$122,236

(1)

Capital expenditures during the three months ended September 30, 2019 and 2020 includes $2.5 million and $1.7 million, respectively, of principal payments under a three year agreement for equipment financing. Capital expenditures during the nine months ended September 30, 2019 and 2020 includes $6.3 million and $4.7 million, respectively, of principal payments under a three year agreement for equipment financing. The remaining balance on the equipment financing is $2.6 million as of September 30, 2020.

Average Revenue Per Subscriber - Calculation and Segment Detail

We report our financial results in two segments - web presence and digital marketing.

•

Web presence. The web presence segment consists of our web hosting brands, including Bluehost and HostGator, as well as our domain-focused brands such as Domain.com, ResellerClub and LogicBoxes. This segment includes web hosting, website security, website design tools and services, e-commerce products, domain names and domain privacy. It also includes the sale of domain management services to resellers and end users, as well as premium domain names, and generates advertising revenue from domain name parking. The results presented below for the web presence segment include the former domain segment, which was consolidated into the web presence segment beginning with the first quarter of 2020.

•

Digital marketing. The digital marketing segment consists of Constant Contact email marketing tools and related products. This segment also generates revenue from sales of our Constant Contact-branded website builder tool, our Ecomdash inventory management and marketplace listing solution, and our Retention Science solution. For most of 2019, the digital marketing segment also included the SinglePlatform digital storefront business, which was sold on December 5, 2019.

The following table presents the calculation of ARPS, on a consolidated basis and by segment (all data in thousands, except ARPS data):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2020	2019	2020
Consolidated revenue	$277,193	$278,426	$836,080	$824,607
Consolidated total subscribers	4,780	4,965	4,780	4,965
Consolidated average subscribers for the period	4,774	4,921	4,791	4,865
Consolidated ARPS	$19.35	$18.86	$19.39	$18.83

Web presence revenue	$174,428	$178,064	$528,096	$528,714
Web presence subscribers	4,289	4,493	4,289	4,493
Web presence average subscribers for the period	4,283	4,449	4,298	4,395
Web presence ARPS	$13.57	$13.34	$13.65	$13.37

Digital marketing revenue	$102,765	$100,362	$307,984	$295,893
Digital marketing subscribers	491	472	491	472
Digital marketing average subscribers for the period	491	472	493	470
Digital marketing ARPS	$69.79	$70.81	$69.40	$69.91

The following table presents revenue, gross profit, and a reconciliation by segment of net (loss) income calculated in accordance with GAAP to adjusted EBITDA (all data in thousands):

	Three Months Ended September 30, 2019
	Web presence	Digital marketing	Total
Revenue	$174,428	$102,765	$277,193
Gross profit	$82,675	$73,763	$156,438

Net (loss) income	$(4,730)	$12,546	$7,816
Interest expense, net(1)	17,153	18,599	35,752
Income tax (benefit) expense	(3,044)	(1,795)	(4,839)
Depreciation	9,166	2,114	11,280
Amortization of other intangible assets	10,115	11,553	21,668
Stock-based compensation	5,842	3,301	9,143
Restructuring expenses	(36)	(157)	(193)
Gain on sale of intangible assets	—	—	—
Gain on sale of business	—	—	—
Transaction expenses and charges	—	—	—
Impairment of goodwill and other long-lived assets	—	—	—
Shareholder litigation reserve	—	—	—

Adjusted EBITDA	$34,466	$46,161	$80,627 *

	Three Months Ended September 30, 2020
	Web presence	Digital marketing	Total
Revenue	$178,064	$100,362	$278,426
Gross profit	$88,788	$72,976	$161,764

Net (loss) income	$(27)	$6,701	$6,674
Interest expense, net(1)	13,952	15,854	29,806
Income tax (benefit) expense	1,015	572	1,587
Depreciation	10,312	2,512	12,824
Amortization of other intangible assets	7,653	10,160	17,813
Stock-based compensation	6,006	3,541	9,547
Restructuring expenses	—	33	33
Gain on sale of intangible assets	—	—	—
Gain on sale of business	—	—	—
Transaction expenses and charges	—	461	461
Impairment of goodwill and other long-lived assets	—	—	—
Shareholder litigation reserve	—	—	—

Adjusted EBITDA	$38,911	$39,834	$78,745

(1)	Interest expense includes impact of amortization of deferred financing costs, original issuance discounts and interest income.
*

Excluding SinglePlatform, which contributed approximately $1.1 million in adjusted EBITDA (excluding the impact of corporate cost allocations) in the three months ended September 30, 2019, adjusted EBITDA would have been approximately $79.6 million.

	Nine Months Ended September 30, 2019
	Web presence	Digital marketing	Total
Revenue	$528,096	$307,984	$836,080
Gross profit	$230,485	$221,399	$451,884

Net (loss) income	$(44,548)	$22,648	$(21,900)
Interest expense, net(1)	54,295	55,103	109,398
Income tax expense	1,938	1,102	3,040
Depreciation	26,718	6,667	33,385
Amortization of other intangible assets	29,893	34,244	64,137
Stock-based compensation	17,907	9,606	27,513
Restructuring expenses	785	1,220	2,005
Gain on sale of intangible assets	—	—	—
Gain on sale of business	—	—	—
Transaction expenses and charges	—	—	—
Impairment of goodwill and other long-lived assets	17,892	—	17,892
Shareholder litigation reserve	—	—	—

Adjusted EBITDA	$104,880	$130,590	$235,470	*

	Nine Months Ended September 30, 2020
	Web presence	Digital marketing	Total
Revenue	$528,714	$295,893	$824,607
Gross profit	$261,524	$217,092	$478,616

Net (loss) income	$(9,277)	$18,305	$9,028
Interest expense, net(1)	44,422	48,972	93,394
Income tax expense	8,551	4,748	13,299
Depreciation	31,099	7,167	38,266
Amortization of other intangible assets	22,804	29,602	52,406
Stock-based compensation	18,916	10,062	28,978
Restructuring expenses	1,032	717	1,749
Gain on sale of intangible assets	(2,365)	—	(2,365)
Gain on sale of business	—	—	—
Transaction expenses and charges	—	461	461
Impairment of goodwill and other long-lived assets	—	—	—
Shareholder litigation reserve	—	—	—

Adjusted EBITDA	$115,182	$120,034	$235,216

(1)	Interest expense includes impact of amortization of deferred financing costs, original issuance discounts and interest income.
*

Excluding SinglePlatform, which contributed approximately $3.7 million in adjusted EBITDA (excluding the impact of corporate cost allocations) in the nine months ended September 30, 2019, adjusted EBITDA would have been approximately $231.8 million.